02036963

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

17 May 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Disposal
Released	08:45 17 May 2002
Number	0616W

IMMEDIATE **17 May 2002**

Royal & SunAlliance announces the sale of its Benelux Subsidiaries to Achmea

Royal & Sun Alliance Insurance Group plc announces that it is to sell its life and general Benelux subsidiaries to Achmea Holding N.V. of the Netherlands. The consideration of £77m (Euro 123m) will be paid in cash and will be subject to completion accounts adjustment. As at 31 December 2001 the net asset value of the Benelux subsidiaries was £74m (Euro 119m) on a UK GAAP basis. Royal & SunAlliance will continue to underwrite and service insurance programmes in Benelux for its multinational clients but this will be managed from the UK.

Royal & Sun Alliance Schadeverzekering N.V. and Royal & Sun Alliance Levensverzekering N.V. are to be sold as a going concern. The transaction is subject to certain conditions including normal regulatory approvals.

Bob Mendelsohn, Royal & SunAlliance's Group Chief Executive said,

"This sale represents the next step in our programme to free up capital to reinvest in the core parts of our general insurance business where we believe we can achieve higher returns. We are pleased to have reached agreement with Achmea and that our colleagues in the Netherlands and Belgium will become part of a significant insurer in the Benelux region."

--ENDS--

Important Disclaimer

This press release contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements are based on management's current expectations or beliefs as well as a number of assumptions about future events, and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The specific forward-looking statements cover, among other matters, the consideration. The sale is subject to the execution of definitive documents by the parties. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors:

1. As at 31 December 2001 Royal & SunAlliance's net written premiums through the two subsidiaries were life £52m (Euro 83m) and general £120m (Euro 192m), excluding multinational (global) business.

For further information:

Malcolm Gilbert, Director, Communications
Tel: +44 (0) 20 7569 6138
Email: malcolm.gilbert@notes.royalsun.com

Karen Donhue, External Communications Manager
Tel: +44 (0) 20 7569 6133
Email: karen.donhue@notes.royalsun.com

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 17 May 2002

By: ______________________
(Signature)*

Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.